DRDGOLD LIMITED

Condensed Consolidated Unaudited Interim Results for the six months ended 31 December 2024 and a cash dividend declaration

Positioning for Growth

SUSTAINABLY GOLD

REGENERATION | CLIMATE | PEOPLE | RENEWAL

HIGHLIGHTS

Operating profit increased by 74% to R1 578.7 million	Headline earnings of R970.1 million	Interim cash dividend of 30 SA cps	R947.6 million of capital expenditure	All-in sustaining costs margin[1] of 35%	Gold production increased by 1% to 2 564 kilograms

REVIEW OF OPERATIONS

		Six months ended 31 Dec 2024	Six months ended 31 Dec 2023	% change[2]
Gold production	kg	**2 564**	2 547	1
	oz	**82 434**	81 888	1
Gold sold	kg	**2 567**	2 535	1
	oz	**82 531**	81 502	1
Cash operating costs	R per kg	**866 221**	814 540	6
	US$ per oz	**1 502**	1 356	11
	R per t	**172**	188	(9)
All-in sustaining costs	R per kg	**963 316**	945 899	2
	US$ per oz	**1 670**	1 575	6
Average gold price received	R per kg	**1 478 663**	1 173 245	26
	US$ per oz	**2 564**	1 954	31
Average exchange rate	R/US$	**17.94**	18.68	(4)
Operating profit	R million	**1 578.7**	909.3	74
Operating margin	%	**41.5**	30.6	36
All-in sustaining costs margin[1]	%	**35.0**	19.4	80
Headline earnings	R million	**970.1**	589.3	65
	SA cents per share ("**cps**")	**112.6**	68.4	65

[1] All-in sustaining costs is based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013. For a reconciliation, please see page 9.
[2] Percentage change is rounded to the nearest percent and is based on the amounts as presented.

Rounding of figures may result in computational discrepancies.

SHAREHOLDER INFORMATION

DRDGOLD Limited

Incorporated in the Republic of South Africa

Registration number: 1895/000926/06

JSE and A2X share code: DRD

NYSE trading symbol: DRD

ISIN: ZAE000058723

("**DRDGOLD**" or the "**Company**" or the "**Group**")

Price of stock traded	JSE (R)	NYSE (US$)[1]
• 6-month intra-day high	21.68	1.25
• 6-month intra-day low	13.64	0.78
• Close	16.53	0.86

*[1] This data represents per share data and not American Depository Receipt ("**ADR**") data: one ADR reflects 10 ordinary shares.*

Issued capital as at 31 December 2024

864 588 711 ordinary shares of no par value (30 June 2024: 864 588 711)

2 153 302 treasury shares held within the Group (30 June 2024: 3 090 081)

5 000 000 cumulative preference shares (30 June 2024: 5 000 000)

Market capitalisation	Rm	US$m
31 December 2024	14 292	744
30 June 2024	13 574	743

RESULTS

The condensed consolidated unaudited interim financial statements of DRDGOLD for the six months ended 31 December 2024 are available on DRDGOLD's website (www.drdgold.com) as well as at the Company's registered office.

FORWARD LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the US Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2024, which we filed with the United States Securities and Exchange Commission on 30 October 2024 on Form 20-F. These factors are not necessarily all of the important factors that could cause our results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Investors are cautioned not to place undue reliance on these forward-looking statements, which are only of the date thereof. We do not undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. Any forward-looking statements and financial information included in this announcement have not been reviewed and reported on by DRDGOLD's auditors.

DIRECTORS

(#Independent) (^Lead Independent)

Executive directors

DJ Pretorius (Chief Executive Officer)

AJ Davel (Chief Financial Officer)

Non-executive directors

TJ Cumming (Non-executive Chairman)

JA Holtzhausen #

KP Lebina #

TVBN Mnyango #

RA Brady#

EA Jeneker #^

CD Flemming #

Sponsor

One Capital

FOR FURTHER INFORMATION

Tel: +27(0) 11 470 2600

Fax: +27(0) 86 524 3061

Website: www.drdgold.com

Registered address:

Constantia Office Park

Cnr 14th Avenue and Hendrik

Potgieter Road

Cycad House, Building 17,

Ground Floor

Weltevreden Park, 1709

South Africa

Registered postal address:

PO Box 390, Maraisburg, 1700

South Africa

Page 1

DEAR SHAREHOLDER SIX MONTHS ENDED 31 DECEMBER 2024 ("HY1 FY2025") VS SIX MONTHS ENDED 31 DECEMBER 2023 ("HY1 FY2024") OVERVIEW I am pleased to be able to report to shareholders both steady performance and progress towards our Vision 2028 goals during the six months under review. Our operational performance can be described as solid, with good plant efficiencies, allowing us to take advantage of a more-than-attractive gold price. Volume throughput increased by 16% to 12.9Mt contributing to marginal increase in gold production from 2 547kg to 2 564kg. Yield was 13% lower at 0.199g/t as Ergo Mining Proprietary Limited ("Ergo") transitions towards higher volume, lower grade sites. We discuss our operational performance and financial performance in more detail below. Our safety performance for the period remained encouraging with a lost time injury frequency rate (LTIFR) of 1.15 and a reportable injury frequency rate (RIFR) of 0.46. The gold price performed really well, and as an unhedged producer we were able to take full advantage of the 26% rise in the average Rand gold price received to R1 478 663/kg. Higher throughput and inflationary increases resulted in a 6% increase in total cash operating costs to R2 215.1 million. Group operating profit rose by 74% to R1 578.7 million. Higher throughput, a reduction in mechanical mining and solar power all contributed to a 9% reduction in operating unit costs per tonne from R188/ t to R172/t. Operating profit margin for the period rose by 36% to 42%. As a result, headline earnings are up by 65% to R970.1 million, which equates to 112.6 cents per share. Total capital expenditure was R947.6 million, marginally lower than the R1 074.7 million in the previous period. Cash and cash equivalents increased from R521.5 million as at 30 June 2024 to R661.2 million and we continue to hold no bank debt. Our healthy balance sheet and strong net cash flows allow us to share some of the upside brought about by the high gold-price, and the DRDGOLD board of directors ("Board") has decided to declare an interim cash dividend of 30 cps. This marks the 18th uninterrupted year that DRDGOLD will have paid a cash dividend. Strategically, there are a few observations I would like to reflect on. Firstly, now that all the permits which held up the commissioning of the various replacement reclamation sites at Ergo during the course of the 2024 financial year are in place, a key focus area is to manage the throughput blend. The Brakpan/Withok tailings storage facility ("TSF") is in the final stages of its operating life, and deposition rates onto this facility must be carefully managed to stay within the required safety factors. Getting the right blend from the various reclamation sites to maintain a steady head-grade is therefore important to ensure that we meet the output profile on which our capital funding model is based. Secondly, with the solar plant and battery energy storage system ("BESS") now in full production and fully integrated into the national grid, a key focus area is to optimise its contribution to our cost base both through direct consumption, off-setting and wheeling. On a good day the solar plant puts more electricity units into the grid than what Ergo consumes. Although power costs are down, quarter on quarter (despite higher consumption), it does not yet reflect the full extent of the reduction of power drawn from the grid as our Eskom accounts have not yet been properly reconciled to reflect our actual metered consumption. We believe that it is likely to be addressed in the coming weeks. Thirdly, we have made significant progress at Far West Gold Recoveries Proprietary Limited ("FWGR") in the construction of the regional tailings storage facility ("RTSF"). In the seven months since work started, more than 2 million m3 of ground has been moved in respect of work on the starter wall, the levelling of the basin and return water dams. The installation of the liner will commence in February 2025. Civil work on the upgrading of the Driefontein 2 Plant ("DP2") to increase its throughput capacity to 1.2mt/m is also progressing well and will continue to be a key focus area in the months to come. In addition, in late 2024 we completed the first public consultation for the recommissioning of the Withok TSF at Ergo, where feedback was mostly constructive, and have also submitted the scoping documents in support of environmental authorisations to the Department of Mineral Resources and Energy as well as commencing water use license application to the Department of Water and Sanitation. Feedback to date has been positive and we are working hard to submit all final documents by July 2025. Finally, the subject of criminality in the mining industry has garnered much attention in recent months. At DRDGOLD, we hold firm to the belief that we are entitled to protect our people and our assets whilst staying true to the principle of proportionality. Our footprint is enormous, with Ergo spanning from Springs in the east, to Roodepoort in the west, and FWGR spread over the municipal areas of Westonaria, Fochville and Carletonville. The effective use of surveillance and detection technology, along with well- trained and equipped response teams continues to effectively minimize operational disruptions caused by criminal activity. We are also grateful that there were no serious incidents of violent crime perpetrated against any member of staff. We continue to work closely with the South African Police Services and the security teams of other members of the industry and we are also looking at how we can use AI to be more predictive about potential vulnerability so that we can prevent criminal activity rather than defend ourselves against it. ERGO MINING PROPRIETARY LIMITED Gold production at Ergo remained steady in HY1 2025, maintaining a total of 1 844kg. This stability is largely attributed to the full ramp up of newly commissioned high volume lower grade reclamation sites replacing virtually cleaned up high-grade reclamation sites. A 22% increase in tonnages milled is due to the successful commissioning and ramp-up of production at sites 4L3, 4L14, and 5L27, which began early in the 2024 calendar year. However, yield decreased by 20% to 0.187 g/t, a contrast to the period-on-period increase seen previously. This reduction is primarily linked to the lower-grade material from the newly commissioned sites replacing higher-grade sources. Cash operating costs saw a 5% increase in HY1 FY2025 to R1 886.4 million (HY1 FY2024: R1 792.0 million), despite a significant rise in throughput. This increase in costs was driven by inflationary increases, higher reagent and consumable stores consumption and increased security costs. The increases were moderated by a decrease in machine hire costs as mechanical reclamation of clean-up sites comes to an end. Electricity costs increased by 3% despite double digit tariff increases from Eskom and increases in tonnages, reflecting consumption of energy from the solar plant. Capital expenditure ("capex") decreased, with sustaining capex reducing by 33% to R101.1 million (HY1 FY2024: R151.2 million) and growth capex by 53% to R213.0 million (HY1 FY2024: R453.4 million). These decreases are attributed to reduced commissioning activities on reclamation sites and the practical completion of key projects, such as the solar plant and BESS. FAR WEST GOLD RECOVERIES PROPRIETARY LIMITED Gold production at FWGR remained stable period-on-period, with a moderate 9% increase to 720kg (HY1 FY2024: 663kg). This improvement reflects the mine’s full operational status, resulting in consistent tonnage as well as improved head grade from Driefontein 3. Cash operating costs saw an 8% increase, reaching R328.7 million (HY1 FY2024: R305.1 million). This increase is attributed to inflation and particularly higher than inflation increases in security and labour costs. Sustaining capex experienced a significant decrease to R16.5 million (HY1 FY2024: R50.1 million), reflecting a shift in focus towards growth initiatives. Growth capex surged to R583.1 million (HY1 FY2024: R0.4 million) driven by ongoing key projects such as the RTSF construction with the DP2 expansion and related pipeline infrastructure. MAKING AN IMPACT BEYOND MINING Our commitment to reduce our impact on the environment, create sustainable communities, ensure safety and well-being of our employees and good corporate citizenship is a central focus of our business operations and an important part of our brand identity. An essential component of our decarbonisation strategy is the transition to renewable energy. The full practical commissioning of the solar plant and BESS at Ergo is expected to further reduce electricity costs, thereby enhancing both operational efficiency and sustainability. Ongoing discussions with Eskom regarding wheeling agreements are progressing, and we continue to explore further renewable energy initiatives in line with our sustainability goals. Electricity consumption at FWGR increased slightly due to increased residue pumping capacity and the construction at DP2. The Group spent a total of R29.3 million on environmental rehabilitation in HY1 FY2025, while R11.2 million was spent in HY1 FY2024. At Ergo, hectares vegetated on active TSFs increased from 1.6ha to 24ha. These increases reflect increased vegetation efforts at the Brakpan/Withok TSF as part of enhanced rehabilitation initiatives, which were previously limited as the lift had not yet been completed. In addition, the rise in applications to the National Nuclear Regulator for rehabilitated land from 11ha to 106ha is a direct result of completing rehabilitation activities at several Ergo sites, allowing us to move forward with final clean-up efforts in preparation for closure. At FWGR, hectares vegetated on active TSFs decreased from 13.2ha to 4.4ha reflective of the hectares which were able to be vegetated as these initiatives are life-cycle dependent. SHAREHOLDER LETTER Page 2

As our operations naturally generate dust and are situated near populated areas, we remain deeply committed to being considerate of our neighbours. We closely monitor and manage dust and other potential impacts to minimise disruption. A total of 26 dust exceedances were detected during the period under review (HY1 FY2024: four), with 24 exceedances at Ergo (HY1 FY2024: 3) and two exceedances at FWGR (HY1 FY2024: one). The increase in exceedances is largely due to adverse weather conditions prior to the rains. Our operations rely on a mix of recycled and grey water, underground acid mine drainage and dams, minimising potable water usage for processes where the sensitivity of the equipment requires it, certain early stage irrigation on TSF vegetation, and the elution of gold from carbon. This approach has helped reduce our dependence on potable water sources, and we are evaluating potential investments in potable water management for further efficiency. The Group’s potable water consumption increased from 536Ml to 551Ml period-on-period mainly due to FWGR's increase in consumption from 53Ml to 95Ml driven by DP2 expansion activities which necessitated an increase in consumption at the change houses. Potable water consumption at Ergo continued to decrease from 483Ml to 456ml as a result of our water use management efforts. CASH DIVIDEND The Board has declared an interim cash dividend of 30 South African (“SA”) cents per ordinary share for the six months ended 31 December 2024 as follows: • The dividend has been declared out of income reserves • The local Dividend Withholding Tax rate is 20% (twenty percent) • The gross local dividend amount is 30 SA cents per ordinary share for shareholders exempt from Dividend Withholding Tax • The net local dividend amount is 24 SA cents per ordinary share for shareholders liable to pay Dividend Withholding Tax • DRDGOLD currently has 864 588 711 ordinary shares in issue (which includes 2 153 302 treasury shares) • DRDGOLD’s income tax reference number is 9160/013/60/4 In compliance with the requirements of Strate Proprietary Limited (“Strate”) and the JSE Limited Listings Requirements ("Listings Requirements"), given the Company’s primary listing on the exchange operated by the JSE Limited, the salient dates for payment of the dividend are as follows: • Last date to trade in ordinary shares cum-dividend: Tuesday, 11 March 2025 • Ordinary shares trade ex-dividend: Wednesday, 12 March 2025 • Record date: Friday, 14 March 2025 • Payment date: Monday, 17 March 2025 On payment date, dividends due to holders of certificated ordinary shares on the SA share register will either be electronically transferred to such shareholders’ bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by the Company until suitable mandates are received to electronically transfer dividends to such shareholders. Dividends in respect of dematerialised shareholdings will be credited to such shareholders’ accounts with the relevant Central Securities Depository Participant (CSDP) or broker. To comply with the further requirements of Strate, between Wednesday, 12 March 2025 and Friday, 14 March 2025, both days inclusive, no transfers between the SA share register and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised. The currency conversion date for the Australian and United Kingdom share registers will be Monday, 17 March 2025. The holders of American Depositary Receipts (“ADRs”) should confirm dividend details with the depository bank. ADR information is tentative and subject to confirmation by the depository bank. Assuming an exchange rate of R18.50/$1, the net dividend payable on an ADR is equivalent to 13 United States (“US”) cents per share for ADR holders liable to pay Dividend Withholding Tax. However, the actual rate of payment will depend on the exchange rate on the date of currency conversion. CHANGES TO THE BOARD Jean Nel stepped down as an independent non-executive director of the Company with effect from 27 November 2024, after 6 years on the Board and consequently vacated his position as Chairperson of the Remuneration Committee and Investment Committee and as member of the Risk Committee and the Audit Committee. Edmund Jeneker was subsequently appointed as Chairperson of the Remuneration Committee and Prudence Lebina as Chairperson of the Investment Committee with effect from 27 November 2024. She will also be appointed as a member of the Remuneration Committee with effect from 1 March 2025. Andrew Brady was appointed as an independent non-executive director of the Board with effect from 1 December 2024, and was also appointed as a member of the Audit Committee, Risk Committee and Investment Committee. With effect from 1 March 2025, Thoko Mnyango will be appointed as a member of the Risk Committee, and she will resign as a member of the Remuneration Committee. LOOKING AHEAD For the medium term our focus remains firmly on the capital infrastructure development that underscore the throughput and output targets of Vision 2028. The strong gold price and on target delivery of production are very welcome now at a time of very high capital investment. We remain on track to achieve guided output of between 155 000 ounces and 165 000 ounces of gold and cash operating costs at approximately R870 000/kg. Niël Pretorius Chief Executive Officer 18 February 2025 SHAREHOLDER LETTER (continued) Page 3

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

DRDGOLD LIMITED

CONDENSED CONSOLIDATED

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Notes	Six months ended 31 Dec 2024 Rm Unaudited	Six months ended 31 Dec 2023 Rm Unaudited
Revenue		**3 802.3**	2 974.2
Cost of sales		**(2 490.4)**	(2 211.7)
Gross profit from operating activities		**1 311.9**	762.5
Other income		**—**	0.6
Administration expenses and other costs		**(99.3)**	(103.5)
Results from operating activities		**1 212.6**	659.6
Finance income	5, 6	**132.8**	154.9
Finance expenses		**(38.2)**	(37.1)
Profit before tax		**1 307.2**	777.4
Income tax	3	**(337.1)**	(188.1)
Profit for the period		**970.1**	589.3
Other comprehensive income ("OCI")			
Items that will not be reclassified to profit or loss, net of tax			
Net fair value adjustment on equity investments at fair value through other comprehensive income	5, 7	**(23.9)**	(5.3)
Total other comprehensive income for the period		**(23.9)**	(5.3)
Total comprehensive income for the period		**946.2**	584.0
Basic earnings per share[1]	4	**112.6**	68.4
Diluted basic earnings per share[1]	4	**112.1**	68.1

[1] *All per share financial information is presented in South African cents per share (cps) and is rounded to the nearest one decimal point based on the results as presented, which are rounded to the nearest million Rand.*

These condensed consolidated unaudited interim financial statements for the six months ended 31 December 2024 have not been audited or reviewed by DRDGOLD's auditors and have been prepared under the supervision of DRDGOLD's Chief Financial Officer, Mr AJ Davel CA(SA). The condensed consolidated unaudited interim financial statements were authorised by the directors on 12 February 2025 for issue on 18 February 2025.

CONDENSED CONSOLIDATED

STATEMENT OF CHANGES IN EQUITY

	Notes	Six months ended 31 Dec 2024 Rm Unaudited	Six months ended 31 Dec 2023 Rm Unaudited
Balance at the beginning of the period		**6 889.4**	6 274.1
Total comprehensive income			
Profit for the period		**970.1**	589.3
Other comprehensive income	5, 7	**(23.9)**	(5.3)
Transactions with the owners of the parent			
Dividend on ordinary share capital		**(172.3)**	(559.4)
Equity-settled share-based payment expense		**14.0**	13.6
Equity-settled share based payment income tax impact on equity		**3.2**	(11.7)
Equity-settled share based payment vesting impact on equity		**0.3**	0.2
Balance at the end of the period		**7 680.8**	6 300.8

CONDENSED CONSOLIDATED

STATEMENT OF FINANCIAL POSITION

	Notes	As at 31 Dec 2024 Rm Unaudited	As at 30 Jun 2024 Rm Audited	As at 31 Dec 2023 Rm Unaudited
Assets				
Non-current assets		**8 665.5**	7 956.8	5 517.0
Property plant and equipment	2	**7 468.5**	6 794.9	4 427.7
Investments in rehabilitation and other funds		**956.0**	912.5	858.5
Payments made under protest		**51.5**	45.6	47.1
Other investments	5	**156.6**	180.4	163.3
Deferred tax asset		**32.9**	23.4	20.4
Current assets		**1 652.8**	1 493.6	2 778.3
Inventories		**500.4**	460.0	494.1
Current tax receivable		**33.1**	33.1	27.7
Trade and other receivables		**458.1**	479.0	727.1
Cash and cash equivalents		**661.2**	521.5	1 529.4
Total assets		**10 318.3**	9 450.4	8 295.3
Equity and liabilities				
Equity		**7 680.8**	6 889.4	6 300.8
Non-current liabilities		**1 932.6**	1 607.5	1 237.5
Provision for environmental rehabilitation		**632.4**	616.8	585.8
Deferred tax liability	3	**1 275.1**	958.0	620.6
Liability for post-retirement medical benefits		**10.4**	10.4	10.4
Lease liabilities		**14.7**	22.3	20.7
Current liabilities		**704.9**	953.5	757.0
Trade and other payables		**643.5**	917.4	600.4
Current portion of lease liabilities		**7.5**	6.9	13.7
Current tax liability		**53.9**	29.2	142.9
Total liabilities		**2 637.5**	2 561.0	1 994.5
Total equity and liabilities		**10 318.3**	9 450.4	8 295.3

Page 4

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

DRDGOLD LIMITED

CONDENSED CONSOLIDATED

STATEMENT OF CASH FLOWS

	Notes	Six months ended 31 Dec 2024 Rm Unaudited	Six months ended 31 Dec 2023 Rm Unaudited
Net cash inflow from operating activities		**1 283.0**	736.5
Cash generated from operations		**1 205.6**	600.3
Finance income received		**26.7**	88.0
Dividends received	5	**56.3**	29.3
Finance expense paid		**(4.1)**	(2.4)
Income tax (paid)/ received		**(1.5)**	21.3
Net cash outflow from investing activities		**(964.0)**	(1 107.2)
Acquisition of property, plant and equipment[1]	2	**(947.6)**	(1 074.7)
Investment in other funds		**—**	(27.9)
Environmental rehabilitation payments to reduce decommissioning liabilities		**(16.4)**	(4.6)
Net cash outflow from financing activities		**(179.3)**	(569.2)
Dividends paid on ordinary shares		**(172.3)**	(559.4)
Repayment of lease liabilities		**(7.0)**	(9.8)
Net increase/(decrease) in cash and cash equivalents		**139.7**	(939.9)
Effect of exchange rate fluctuations on cash		**—**	(2.1)
Opening cash and cash equivalents		**521.5**	2 471.4
Closing cash and cash equivalents	6	**661.2**	1 529.4
RECONCILIATION OF CASH GENERATED FROM OPERATIONS			
Profit for the period		**970.1**	589.3
Adjusted for:			
Income tax		**337.1**	188.1
Depreciation		**239.6**	141.2
Environmental rehabilitation payments to reduce restoration liabilities		**—**	(0.1)
Movement in gold in process		**8.5**	(32.2)
Share-based payment expense		**14.0**	13.6
Finance income		**(132.8)**	(154.9)
Finance expense		**38.2**	37.1
Other non-cash items		**3.5**	(2.5)
Changes in:		**(272.6)**	(179.3)
Trade and other receivables		**41.1**	(24.5)
Payment made under protest		**(4.1)**	(8.4)
Consumable stores and stock piles		**(52.1)**	(48.5)
Trade and other payables		**(257.5)**	(97.9)
Cash generated from operations		**1 205.6**	600.3

[1] *Acquisition of property, plant and equipment includes prepayments of capital projects of R18.3 million (HY1 FY2024: R418.0 million).*

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying notes are an integral part of the condensed consolidated unaudited interim financial statements.

1. BASIS OF PREPARATION

The condensed consolidated unaudited interim financial statements for the six months ended 31 December 2024 are prepared in accordance with the JSE Limited Listings Requirements ("**Listings Requirements**") for interim financial results, the requirements of the Companies Act of South Africa, No. 71 of 2008 ("**Companies Act**") and the framework concepts and the measurement recognition requirements of the International Financial Reporting Standards Accounting Standards ("**Accounting Standards**").

The Listings Requirements require interim financial results to be prepared in accordance with and contain the information required by IAS 34 *Interim Financial Reporting*, as well as the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee and the Financial Pronouncements as issued by the Financial Reporting Standards Council.

The accounting policies applied in the preparation of the condensed consolidated unaudited interim financial statements are in terms of the Accounting Standards and are consistent with those applied in the previous consolidated annual financial statements.

The condensed consolidated unaudited interim financial statements have been prepared on a going concern basis.

2. PROPERTY, PLANT AND EQUIPMENT

The Group's property, plant and equipment increased from R6 794.9 million at 30 June 2024 to R7 468.5 million at 31 December 2024 as the Group continues with its capital expansion programme at Ergo and FWGR.

3. DEFERRED TAX

The Group's deferred tax liability increased from R958.0 million at 30 June 2024 to R1 275.1 million at 31 December 2024 mainly due to the acquisition of property, plant and equipment that has been fully claimed as accelerated capital deductions for income tax.

	Six months ended 31 Dec 2024 Rm Unaudited	Six months ended 31 Dec 2023 Rm Unaudited
4. EARNINGS PER SHARE		
Reconciliation of headline earnings		
Profit for the period	**970.1**	589.3
Headline earnings	**970.1**	589.3
Weighted average number of ordinary shares in issue adjusted for treasury shares	**861 855 013**	860 985 749
Diluted weighted average number of ordinary shares adjusted for treasury shares	**865 388 284**	865 364 387
Basic earnings per share[1]	**112.6**	68.4
Diluted basic earnings per share[1]	**112.1**	68.1
Headline earnings per share[1]	**112.6**	68.4
Diluted headline earnings per share[1]	**112.1**	68.1

[1] *All per share financial information is presented in SA cps and is rounded to the nearest one decimal point based on the results which are rounded to the nearest million Rand.*

Page 5

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

DRDGOLD LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

5. INVESTMENT IN RAND REFINERY PROPRIETARY LIMITED ("RAND REFINERY")

The fair value of DRDGOLD's 11.3% interest in Rand Refinery at 31 December 2024 is estimated at R142.8 million (30 June 2024: R166.8 million).

In accordance with IFRS 13 *Fair Value Measurement*, the income approach has been established to be the most appropriate basis to estimate the fair value of the investment in Rand Refinery. This method relies on the future budgeted cash flows as estimated by Rand Refinery. Management used a model developed by an external expert to perform the valuation. Rand Refinery's refining operations (excluding Prestige Bullion) were valued using the Free Cash Flow model, whereby an enterprise value using a Gordon Growth formula for the terminal value was estimated. The forecasted dividend income to be received from Prestige Bullion was valued using a finite-life dividend discount model as Rand Refinery's shareholding will be reduced to nil in 2032 per agreement with the South African Mint (partner in Prestige Bullion).

The fair value of Rand Refinery decreased as a result of a decrease in the enterprise value of the refining operations of Rand Refinery and a decrease in the value of Prestige Bullion. The enterprise value of the refining operations of Rand Refinery decreased as a result of expected lower throughput and increases in forecast operating costs, despite an increase in forecast commodity prices.

The value of the forecasted dividends for Prestige Bullion decreased significantly as a result of a continued low demand for Krugerrands.

The fair value measurement uses significant unobservable inputs and relates to a fair value hierarchy level 3 financial instrument. Marketability and minority discounts (both unobservable inputs) of 15.3% and 16.9% (30 June 2024: 15.3% and 16.9%), respectively, were applied. The latest budgeted cash flow forecasts provided by Rand Refinery as at 31 December 2024 were used, and therefore classified as an unobservable input into the models.

	Six months ended 31 Dec 2024 Rm Unaudited	Six months ended 31 Dec 2023 Rm Unaudited
Reconciliation of investment in Rand Refinery:		
Balance at the beginning of the period	**166.8**	156.3
Fair value adjustment on equity investments at fair value through other comprehensive income	**(24.0)**	(4.9)
Balance at the end of the period	**142.8**	151.4
Dividends received	**56.3**	29.3

Key observable/unobservable inputs into the model include:

Rand Refinery refining operations		
Average gold price[1]	R/kg	1 355 262
Average silver price[1]	R/kg	17,320
Average South African CPI[1]	%	4.5
Terminal growth rate[2]	%	4.5
South African long-term government bond rate[1]	%	9.0
Weighted average cost of capital[2]	%	16.0
Investment in Prestige Bullion		
Discount period[2]	years	8
Weighted average cost of capital[2]	%	16.0

[1] *Observable input*

[2] *Unobservable input*

The fair value measurement is most sensitive to the Rand denominated gold price and operating costs. The higher the gold price, the higher the fair value of the Rand Refinery investment. The higher the operating costs, the lower the fair value of the Rand Refinery investment. The fair value measurement is also sensitive to the discount rate, minority and marketability discounts applied. The alongside table indicates the extent of sensitivity of the Rand Refinery equity value to the inputs:

Sensitivity	Increase/ (decrease)	% Change in OCI, net of tax
Rand Refinery refining operations		
Rand US Dollar exchange rate [1]	1%/(1%)	6.5/(6.5)
Commodity prices (gold and silver) [1]	1%/(1%)	5.8/(5.8)
Operating costs [2]	1%/(1%)	(6.7)/6.7
Weighted average cost of capital [2]	1%/(1%)	(4.0)/4.0
Minority discount [2]	1%/(1%)	(1.7)/1.7
Marketability [2]	1%/(1%)	(1.7)/1.7
Investment in Prestige Bullion		
Weighted average cost of capital [2]	1%/(1%)	(0.2)/0.2
Prestige dividend forecast [2]	1%/(1%)	0.8/(0.8)

[1] *Observable input*

[2] *Unobservable input*

Page 6

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued) 6. FINANCIAL RISK MANAGEMENT FRAMEWORK COMMODITY PRICE SENSITIVITY The Group’s profitability and cash flows are primarily affected by changes in the market price of gold which is sold in US Dollars and then converted to Rand. In line with our long-term strategy of being an unhedged gold producer, we generally do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the US Dollar gold price or the exchange rate movements. However, during periods when medium- term debt is incurred to fund growth projects and hence introduce liquidity risk to the Group, we may mitigate this liquidity risk by entering into facilities to achieve price protection. No such facilities were entered into during the current reporting period. LIQUIDITY MANAGEMENT DRDGOLD ended the current reporting period with cash and cash equivalents of R661.2 million (30 June 2024: R521.5 million), with a R1 billion revolving credit facility with a R500 million accordion option and a R500 million general bank facility with Nedbank, available if needed. The Group remains free of bank debt as at 31 December 2024 (30 June 2024: Rnil). Liquidity is further enhanced by sustained high Rand gold price levels. 7. FAIR VALUES The Group’s assets that are measured at fair value at reporting date consist of equity instruments at fair value through other comprehensive income and are included in other investments in the statement of financial position. Of this line item, R7.8 million (30 June 2024: R7.5 million) relates to fair value hierarchy level 1 instruments. This balance increased as result of an increase in the share price of West Wits Mining Limited. R148.8 million (30 June 2024: R172.7 million) relates to fair value hierarchy level 3 instruments, mainly the investment in Rand Refinery, refer to note 5. 8. SUBSEQUENT EVENTS There were no subsequent events between the reporting date of 31 December 2024 and the date of issue of these condensed consolidated unaudited interim financial statements other than included in the notes above and described below: CASH DIVIDEND On 18 February 2025, the Board declared an interim gross cash dividend for the six months ended 31 December 2024 of 30 SA cents per share, payable on Monday, 17 March 2025. 9. OPERATING SEGMENTS The Group has one material revenue stream, the sale of gold to South African Bullion banks. The following summary describes the operations in the Group’s reportable operating segments: • Ergo is a surface gold retreatment operation which treats old slime dams and sand dumps to the south of Johannesburg’s central business district as well as the East and Central Rand goldfields. The operation comprises three plants. The Ergo plant as a metallurgical plant and the City Deep and Knights plants as a pump/milling station feeding the Ergo plant. • FWGR is a surface gold retreatment operation which treats old slime dams in the West Rand goldfields. The operation comprises the Driefontein 2 plant and relevant infrastructure to process tailings from the Driefontein 5 and 3 slimes dam and deposit residues on the Driefontein 4 TSF. • Corporate office and other reconciling items (collectively referred to as "Other reconciling items") represent the items to reconcile to the condensed consolidated financial statements. This does not represent a separate segment as it does not generate mining revenue. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued) Page 7

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (continued)

DRDGOLD LIMITED

9. OPERATING SEGMENTS (continued)

	Six months ended 31 December 2024 Unaudited				Six months ended 31 December 2023 Unaudited			
	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm
Revenue (External)	2 719.0	1 083.3	—	3 802.3	2 193.0	781.2	—	2 974.2
Cash operating costs	(1 886.4)	(328.7)	—	(2 215.1)	(1 792.0)	(305.1)	—	(2 097.1)
Movement in gold in process and finished inventories - Gold Bullion	(3.9)	(4.6)	—	(8.5)	30.5	1.7	—	32.2
Segment operating profit	828.7	750.0	—	1 578.7	431.5	477.8	—	909.3
Additions to property, plant and equipment	(313.4)	(599.6)	(0.1)	(913.1)	(604.6)	(50.5)	(0.7)	(655.8)
Reconciliation of segment operating profit to profit after tax								
Segment operating profit	828.7	750.0	—	1 578.7	431.5	477.8	—	909.3
Depreciation	(181.4)	(56.8)	(1.4)	(239.6)	(76.3)	(63.9)	(1.0)	(141.2)
Ongoing rehabilitation expenditure	(11.6)	(1.2)	—	(12.8)	(5.1)	(1.0)	(0.4)	(6.5)
Care and maintenance	—	—	(0.2)	(0.2)	—	—	(0.1)	(0.1)
Other operating costs	(14.2)	—	—	(14.2)	1.0	—	—	1.0
Other income	—	—	—	—	0.6	—	—	0.6
Administration expenses and other costs	(6.0)	(3.8)	(89.5)	(99.3)	(5.4)	(1.6)	(96.5)	(103.5)
Finance income	27.1	26.6	79.1	132.8	20.6	23.0	111.3	154.9
Finance expense	(28.9)	(5.8)	(3.5)	(38.2)	(28.2)	(5.9)	(3.0)	(37.1)
Current tax	—	(22.6)	—	(22.6)	—	(124.7)	(0.4)	(125.1)
Deferred tax	(147.2)	(173.6)	6.3	(314.5)	(46.5)	(9.2)	(7.3)	(63.0)
Profit after tax	466.5	512.8	(9.2)	970.1	292.2	294.5	2.6	589.3
Reconciliation of cost of sales to cash operating costs								
Cost of sales	(2 097.5)	(391.3)	(1.6)	(2 490.4)	(1 841.9)	(368.3)	(1.5)	(2 211.7)
Depreciation	181.4	56.8	1.4	239.6	76.3	63.9	1.0	141.2
Movement in gold in process and finished inventories - Gold Bullion	3.9	4.6	—	8.5	(30.5)	(1.7)	—	(32.2)
Ongoing rehabilitation expenditure	11.6	1.2	—	12.8	5.1	1.0	0.4	6.5
Care and maintenance	—	—	0.2	0.2	—	—	0.1	0.1
Other operating costs	14.2	—	—	14.2	(1.0)	—	—	(1.0)
Cash operating costs	(1 886.4)	(328.7)	—	(2 215.1)	(1 792.0)	(305.1)	—	(2 097.1)

Page 8

OPERATIONAL PERFORMANCE

DRDGOLD LIMITED

	Six months ended 31 December 2024				Six months ended 31 December 2023			
				Unaudited				Unaudited
	Ergo	FWGR	Other reconciling items	Total	Ergo	FWGR	Other reconciling items	Total
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Ore milled (000't)	**9 856**	**3 060**	**-**	**12 916**	8 079	3 086	-	11 165
Yield (g/t)	**0.187**	**0.235**	**-**	**0.199**	0.233	0.215	-	0.228
Cash operating costs								
(R/t)	**191**	**107**	**-**	**172**	222	99	-	188
(US$/t)	**11**	**6**	**-**	**10**	12	5	-	10
Gold produced (kg)	**1 844**	**720**	**-**	**2 564**	1 884	663	-	2 547
Gold sold (kg)	**1 836**	**731**	**-**	**2 567**	1 872	663	-	2 535
Reconciliation of All-in sustaining costs								
(All amounts presented in R million unless otherwise indicated)								
Cash operating costs	**(1 886.4)**	**(328.7)**	**-**	**(2 215.1)**	(1 792.0)	(305.1)	-	(2 097.1)
Movement in gold in process	**(3.9)**	**(4.6)**	**-**	**(8.5)**	30.5	1.7	-	32.2
Administration expenses and general costs (sustaining)	**(6.0)**	**(2.5)**	**(88.9)**	**(97.4)**	(5.4)	(1.6)	(96.1)	(103.1)
Other operating costs excluding care and maintenance costs	**(24.6)**	**(10.8)**	**33.3**	**(2.1)**	(21.2)	(11.4)	33.1	0.5
Unwinding of provision for environmental rehabilitation	**(25.9)**	**(5.8)**	**(0.4)**	**(32.1)**	(22.2)	(5.8)	(0.4)	(28.4)
Capital expenditure (sustaining)	**(101.1)**	**(16.5)**	**(0.1)**	**(117.7)**	(151.2)	(50.1)	(0.7)	(202.0)
All-in sustaining costs	**(2 047.9)**	**(368.9)**	**(56.1)**	**(2 472.9)**	(1 961.5)	(372.3)	(64.1)	(2 397.9)
Care and maintenance costs	**-**	**-**	**(0.2)**	**(0.2)**	-	-	(0.1)	(0.1)
Ongoing rehabilitation expenditure	**(11.6)**	**(1.2)**	**-**	**(12.8)**	(5.1)	(1.0)	(0.4)	(6.5)
Administration expenses and general costs (non-sustaining)	**-**	**(1.4)**	**-**	**(1.4)**	-	-	-	-
Capital expenditure (non-sustaining)	**(213.0)**	**(583.1)**	**-**	**(796.1)**	(453.4)	(0.4)	-	(453.8)
All-in costs	**(2 272.5)**	**(954.6)**	**(56.3)**	**(3 283.4)**	(2 420.0)	(373.7)	(64.6)	(2 858.3)
Cash operating costs (R/kg)	**1 029 569**	**455 951**	**-**	**866 221**	940 949	457 620	-	814 540
Cash operating costs (US$/oz)	**1 785**	**791**	**-**	**1 502**	1 567	762	-	1 356
All-in sustaining costs (R/kg)[1]	**1 115 373**	**504 617**	**-**	**963 316**	1 047 805	561 512	-	945 899
All-in sustaining costs (US$/oz)[1]	**1 934**	**875**	**-**	**1 670**	1 745	935	-	1 575
All-in cost (R/kg)[1]	**1 237 709**	**1 305 970**	**-**	**1 279 082**	1 292 753	563 595	-	1 127 526
All-in cost (US$/oz)[1]	**2 146**	**2 264**	**-**	**2 218**	2 153	938	-	1 877

[1] *All-in sustaining costs and All-in cost definitions are based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.*

There have been no material changes to the technical information relating to, *inter alia*, the Group's Mineral Resources and Mineral Reserves, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in DRDGOLD's annual report for the year ended 30 June 2024.

The technical information referred to in this report is in accordance with The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves 2016 (SAMREC Code) edition and has been reviewed by Messrs Mpfariseni Mudau (Pr. Sci.Nat.), Vaughn Duke (Pr Eng), Professor Steven Rupprecht (HFSAIMM) and Mr Nicholas Weeks (Pr.Sci.Nat.). All are independent contractors of DRDGOLD.

They approved this information in writing before the publication of the report.

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